FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2005


                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                               Diana Shipping Inc.
                                   Pendelis 16
                              175 64 Palaio Faliro
                                 Athens, Greece

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [X]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [_]    No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached to this Report on Form 6-K as Exhibit 1 is a management's discussion and analysis of the results of Diana Shipping Inc. (the "Company") for the third quarter of 2005. This analysis shall be read together with the Company's earnings release for the third quarter which was issued and filed with the Securities and Exchange Commission on Form 6-K on October 28, 2005. For convenience, the Company's Interim Unaudited Consolidated Statements of Income and Balance Sheet Data and Other Financial Data are repeated in this Report on Form 6-K as Exhibit 2. Please also be sure to read the Cautionary Statement Regarding Forward Looking Statements contained in this Report on Form 6-K as
Exhibit 3.

Exhibit 1
---------


Three months ended September 30, 2005 compared to the three months ended September 30, 2004

Voyage and Time Charter Revenues. Voyage and time charter revenues increased by $10.6 million, or 70%, to $25.8 million for the three months ended September 30, 2005, compared to $15.2 million for the same period in 2004. This increase is primarily attributable to an increase in the daily charter hire rates payable under our time charters and an increase in the number of operating days that we achieved. The increase in operating days during the three months ended September 30, 2005 resulted primarily from the enlargement of our fleet following the delivery of the Protefs in August 2004, the Calipso, the Pantelis SP in February 2005 and the Clio in May 2005. For the three months ended September 30, 2005, we had total operating days of 891 and a fleet utilization of 99.9%, compared to 580 total operating days and a fleet utilization of 99.7% for the same period in 2004.

Voyage Expenses. Voyage expenses increased by $0.5 million, or 45%, to $1.6 million for the three months ended September 30, 2005, compared to $1.1 million for the same period in 2004. This increase is attributable to increased commissions paid to third party brokers and our fleet manager. Commissions paid during the three month periods ended September 30, 2005 and 2004 to our fleet manager amounted to $0.5 million and $0.3 million, respectively, and commissions paid to unaffiliated ship brokers and in-house brokers associated with charterers amounted to $1.2 million and $0.7 million, respectively. The increase in commissions resulted primarily from improved trading conditions and charter hire rates and the increase in operating days during the three months ended September 30, 2005, which increased the amount of revenues that we reported.

Vessel Operating Expenses. Vessel operating expenses increased by $1.3 million, or 48%, to $4.0 million for the three months ended September 30, 2005, compared to $2.7 million for the same period in 2004. This increase in vessel operating expenses was the result of the increased number of ownership days resulting from our acquisitions of the Protefs, the Calipso, the Pantelis SP and the Clio. Daily vessel operating expenses decreased by $271, or 6%, to $4,397 for the three months ended September 30, 2005 compared to $4,668 for the same period in 2004. This decrease is attributable to the delivery of the Protefs in August 2004, which resulted to increased purchases of consumables including stores and spares in 2004. This decrease in 2005 has been offset by an overall increase in wages paid to officers and crews and to increased repairs and maintenance costs due to the scheduled surveys of the Nirefs and the Alcyon in August 2005. Also part of the decrease has been offset by the addition to our fleet in February 2005 of the Pantelis SP, a Capesize vessel that is significantly larger than our other vessels and therefore costlier to operate.

Depreciation and Amortization of Deferred Charges. Depreciation and amortization charges increased by $1.3 million, or 100%, to $2.6 million for the three months ended September 30, 2005, compared to $1.3 million for the same period in 2004. This increase is the result of the increase in the number of our vessels and ownership days during the three months ended September 30, 2005.

Management Fees. Management fees increased by $0.3 million, or 150%, to $0.5 million for the three months ended September 30, 2005, compared to $0.2 million for the same period in 2004. Part of the increase is attributable to the increased number of vessels under management that increased the ownership days and another part of the increase is due to the increase in monthly management fees per vessel from $12,000 to $15,000 in November 2004.

Interest and Finance Cost. Interest and finance cost decreased by $0.4 million, or 57%, to $0.3 million for the three month period ended September 30, 2005, compared to $0.7 million for the same period in 2004. The decrease is due to our not having incurred interest expenses during the third quarter of 2005 after repayment of our credit facilities in March 2005. Interest and finance costs during the three months ended September 30, 2005 consist of commitment fees incurred in respect of the credit facility we maintain with RBS and other legal expenses. Interest and finance costs for the three months ended September 30, 2004 mainly consist of interest expenses of $0.5 million and the change in fair value of financial instruments amounting to approximately $0.2 million.

Nine months ended September 30, 2005 compared to the nine months ended September 30, 2004

Voyage and Time Charter Revenues. Voyage and time charter revenues increased by $33.7 million, or 74%, to $79.1 million for the nine months ended September 30, 2005, compared to $45.4 million for the same period in 2004. This increase is primarily attributable to an increase in the daily charter hire rates payable under our time charters and an increase in the number of operating days that we achieved. The increase in operating days during the nine months ended September 30, 2005 resulted primarily from the enlargement of our fleet following the delivery of the Protefs in August 2004, which was fully operating during the nine months of 2005, the delivery of the Calipso and the Pantelis SP in February 2005 and the delivery of the Clio in May 2005. For the nine months ended September 30, 2005, we had total operating days of 2,480 and a fleet utilization of 99.7%, compared to 1,670 total operating days and a fleet utilization of 99.8% for the same period in 2004.

Voyage Expenses. Voyage expenses increased by $2.1 million, or 68%, to $5.2 million for the nine months ended September 30, 2005, compared to $3.1 million for the same period in 2004. This increase is attributable to increased commissions paid to third party brokers and our fleet manager. Commissions paid during the nine month periods ended September 30, 2005 and 2004 to our fleet manager amounted to $1.6 million and $0.9 million, respectively, and commission paid to unaffiliated ship brokers and in-house brokers associated with charterers amounted to $3.6 million and $2.1 million, respectively. The increase in commissions resulted primarily from improved trading conditions and charter hire rates and an increase in operating days during the nine months ended September 30, 2005, which increased the amount of revenues that we reported.

Vessel Operating Expenses. Vessel operating expenses increased by $3.9 million, or 57%, to $10.7 million for the nine months ended September 30, 2005, compared to $6.8 million for the same period in 2004. This increase in vessel operating expenses was primarily the result of the increased number of ownership days resulting from our acquisitions of the Protefs, the Calipso, the Pantelis SP and the Clio, which led to an increase in our crew and related costs, as well as greater expenses associated with consumables and repairs and maintenance. Daily vessel operating expenses increased by $200, or 5%, to $4,242 for the period ended September 30, 2005 compared to $4,042 for the same period in 2004. This increase is primarily attributable to an overall increase in wages paid to officers and crews and to increased repairs and maintenance costs due to the scheduled surveys of the Nirefs and the Alcyon in August 2005. The increase is also attributable to the addition to our fleet in February 2005 of the Pantelis SP, a Capesize vessel that is significantly larger than our other vessels and therefore costlier to operate. The overall increase in daily vessel operating expenses for the nine months ended September 30, 2005 was offset with a decrease in consumables stores and spares which for the nine months ended September 30, 2004 increased due to the addition in the fleet of the Protefs that resulted in increased purchases to stock the vessel.

Depreciation and Amortization of Deferred Charges. Depreciation and amortization of deferred charges increased by $3.0 million, or 89%, to $7.0 million for the nine months ended September 30, 2005, compared to $3.7 million for the same period in 2004. This increase is primarily the result of the increase in the number of our vessels and ownership days during the nine months ended September 30, 2005, following our acquisition of the Pantelis SP in February 2005 and the deliveries of the Protefs, the Calipso and the Clio in August 2004, February 2005 and May 2005, respectively.

Management Fees. Management fees increased by $0.5 million, or 71%, to $1.2 million for the nine months ended September 30, 2005, compared to $0.7 million for the same period in 2004. This increase was attributable to the increased number of vessels under management following our acquisition of the Pantelis SP in February 2005 and the deliveries of the Protefs, the Calipso and the Clio in August 2004, February 2005 and May 2005, respectively. Part of the increase is also due to the increase in monthly management fees per vessel from $12,000 to $15,000 in November 2004.

Interest and Finance Cost. Interest and finance cost increased by $0.8 million, or 57%, to $2.2 million for the nine month period ended September 30, 2005, compared to $1.4 million for the same period in 2004. The net increase in interest and finance cost primarily resulted from finance costs incurred in connection with our existing credit facility and other breaking costs relating to our repayment of our previous credit facilities repaid with a portion of the net proceeds of our initial public offering in March 2005. Interest expense decreased by $0.3 million, or 23%, to $1.0 million in the nine months ended September 30, 2005, compared to $1.3 million in the nine months ended September 30, 2004.


Exhibit 2
---------

                                                        DIANA SHIPPING INC.
                                           CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
                           Expressed in thousands of U.S. Dollars, except share, per day and fleet data


                                                               Three Months Ended                 Nine Months Ended
                                                                  September 30,                      September 30,
                                                         ----------------------------         ----------------------------
                                                             2005            2004                 2005            2004
                                                         ----------------------------         ----------------------------
                                                                   (unaudited)                           (unaudited)
 REVENUES:
 Voyage and time charter revenues                        $    25,802      $    15,221          $    79,099      $    45,387

 EXPENSES:
      Voyage expenses                                          1,551            1,056                5,189            3,087
      Vessel operating expenses                                4,045            2,717               10,668            6,767
      Depreciation and amortization of deferred charges        2,629            1,278                6,967            3,666
      Management fees                                            450              228                1,245              660
      General and administrative expenses                        734              373                2,447            1,357
      Foreign currency losses/(gains)                            (11)               8                 (29)                2
                                                         ------------     ------------         ------------     ------------
      Operating income                                        16,404            9,561               52,612           29,848
                                                         ------------     ------------         ------------     ------------

 OTHER INCOME (EXPENSES):
      Interest and finance costs                                (257)            (689)              (2,162)          (1,408)
      Interest Income                                            297               36                  665               73
                                                         ------------     ------------         ------------      ------------

      Total other income (expenses), net                          40             (653)              (1,497)          (1,335)
                                                         ------------     ------------         ------------      ------------

 Net Income                                              $    16,444      $     8,908          $    51,115      $    28,513
                                                         ============     ============         ============     ============

Earnings per common share, basic and diluted             $      0.41      $      0.32          $      1.40      $      1.03
                                                         ============     ============         ============     ============

Weighted  average number of common shares,
basic and diluted                                         40,000,000       27,625,000           36,554,945       27,625,000
                                                         ============     ============         ============     ============


BALANCE SHEET DATA
                                                                              September 30,          December 31,
                                                                                  2005                   2004
                                                                           --------------------    ------------------
                                                                             (unaudited)
ASSETS
     Cash and cash equivalents                                             $    29,984              $    1,758
     Other current assets                                                        2,107                   1,791
     Advances for vessels under construction and
        acquisitions and other vessel costs                                      4,435                  19,234
     Vessels' net book value                                                   232,218                 132,853
     Other non-current assets                                                    1,949                       -
                                                                             ----------               ---------
         Total assets                                                      $   270,693              $  155,636
                                                                             ==========               =========

LIABILITIES AND STOCKHOLDERS' EQUITY
     Current liabilities, including current portion of long term debt      $     4,657              $   11,344
     Long-term debt, net of current portion                                          -                  85,168
     Other non-current liabilities                                                 276                      72
     Total stockholders' equity                                                265,760                  59,052
                                                                             ----------               ---------
         Total liabilities and stockholders' equity                        $   270,693              $  155,636
                                                                             ==========               ==========


OTHER FINANCIAL DATA (unaudited)
                                                              Three Months Ended                    Nine Months Ended
                                                                 September 30,                         September 30,
                                                            2005               2004               2005             2004
                                                         -----------------------------         -----------------------------
                                                                   (unaudited)                        (unaudited)

     Net cash from operating activities                  $    17,381      $   10,647           $    57,664      $    33,060
     Net cash used in investing activities                    (4,470)        (16,921)              (91,487)         (25,739)
     Net cash from/(used in) financing activities            (21,600)         (3,257)               62,049           (6,101)


Exhibit 3
---------

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this document may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               DIANA SHIPPING INC.
                                  (registrant)



Dated:  November 2, 2005                   By:  /s/ Anastassis Margaronis
                                                --------------------------
                                                    Anastassis Margaronis
                                                    President






23159.0003 #614377